Exhibit 99.1

DRYSHIPS INC. RECEIVES FIRM COMMITMENT OF $150 MILLION SENIOR SECURED CREDIT FACILITY FROM ABN AMRO BANK N.V. ("ABN AMRO") AND EXPORT-IMPORT BANK OF KOREA ("KEXIM")

May 30, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, a diversified owner of ocean going cargo vessels, announced today, it has received firm commitment for a senior secured credit facility of up to $150 million (the "Facility") with ABN AMRO bank and KEXIM to partly finance the delivery of its four Very Large Gas Carriers (VLGCs). The Facility remains subject to definitive documentation.
The Facility will be secured by the Company's four VLGCs, will have a tenor of 6 years, will bear an interest rate of LIBOR plus margin and will have an amortization profile of approximately 12 years.
The four high specifications VLGCs currently under construction at Hyundai Heavy Industries are scheduled for delivery in June, September, October and December of 2017 and will be employed on long term charters to major oil companies and oil traders, with a total gross backlog of approximately $390 million, including optional periods.
Mr. George Economou, Chairman and Chief Executive Officer commented:
 "We have come a long way since a year ago, when we were in discussions with commercial lenders about the restructuring of our debt. We are pleased that we have put all this behind us and grateful for the support of ABN AMRO and KEXIM in arranging our first bank financing since 2014.  Following the closing of the ABN/KEXIM loan, DryShips will still have the majority of its fleet (32 vessels) unencumbered. In dollar terms, assuming a modest 50% leverage of the market value of these assets, this would imply the ability to raise approximately $250 million (or $19.13 per share) of additional debt capital. We will now concentrate our efforts on arranging financing for these vessels. This will allow us to focus on further accretive vessel acquisitions without the need to raise further equity."
About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels, 3 of which are expected to be delivered in the second quarter of 2017; (iii) 5 Kamsarmax drybulk vessels, 3 of which are expected to be delivered in the second quarter of 2017; (iv) 1 Very Large Crude Carrier, which is expected to be delivered in the second quarter of 2017; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 VLGCs which are expected to be delivered in June, September, October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com